SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 22, 2016

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2015	2014
ASSETS:
Investments, at fair value	$595,253	$699,762

Receivables:
Notes receivable from participants	8,400	9,087
Other receivables	66	1,553

Total receivables	8,466	10,640

Total assets	603,719	710,402
LIABILITIES:
Benefit claims payable	20	385
Operating payables	55	121

Total payables	75	506

NET ASSETS AVAILABLE FOR BENEFITS	$603,644	$709,896

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31, 2015
ADDITIONS:
Investment loss:
Net depreciation in fair value of investments	$(110,865)
Dividends	10,375

Net investment loss	(100,490)

Interest income on notes receivable from participants	365

Contributions:
Participant	24,630
Employer	15,214
Rollover	1,553

Total contributions	41,397

Total additions, less net investment loss	(58,728)

DEDUCTIONS:
Benefits paid to participants	47,472
Administrative expenses	52

Total deductions	47,524

NET DECREASE IN NET ASSETS	(106,252)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	709,896

End of year	$603,644

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

The Spectra Energy Retirement Savings Plan (the Plan) is a defined contribution plan. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Spectra Energy Corp (Spectra Energy or the Company). Spectra Energy and each of its affiliated companies that are at least 80%-owned and that participate in the Plan are collectively referred to as “Participating Companies.”

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on a Participating Company’s U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Participants may also make a separate election to defer from 1% to 75% of any short-term incentive compensation or “spot” bonuses (or other similar bonuses) in the form of before-tax deferrals and/or after-tax deferrals. Various provisions of the Internal Revenue Code of 1986, as amended (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute matching contributions for Plan participants in an amount equal to 100% of a participant’s before-tax/catch-up contributions, up to 6% of a participant’s eligible pay per pay period, subject to certain additional Plan and IRC limitations. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Vesting and Payment of Benefits

Participants are immediately 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or, if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1⁄2 (or, if they continued to work past age 70 1⁄2, the April 1 following the calendar year in which their company employment terminates), unless a participant’s account balance is $1 thousand or less (in which case, the participant will automatically receive a complete distribution of the account balance as soon as feasible following such termination). A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Notes Receivable from Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of (1) $50 thousand minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (2) 50% of their account balances. The terms of the notes that represent these loans range up to 58 months or up to 15 years for the purchase of a primary residence. The note is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Spectra Energy Benefits Committee, which considers all relevant factors, including current rates of interest charged by commercial banks for similar notes. Principal and interest is paid ratably through payroll deductions. Note receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment. A participant may have no more than two outstanding loans at any time.

These loans shall be available to each eligible employee who is actively employed by a Participating Company, and whose account balance totals at least $2 thousand; provided, however, that if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds and registered investment companies are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Former employees who have account balances remaining under the Plan at any point during the calendar year (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the fee is $79 per year, which is generally deducted on a quarterly basis at $19.75 per quarter. However, for the year in which such a participant or alternate payee takes a final distribution from the Plan, $79 minus the quarterly amounts that have already been deducted for the year from such individual’s account (or paid by the Company if, for example, the terminated participant was an active employee for a full quarter) is deducted at the time the distribution is taken. Active employees and participants who terminated due to disability are not charged with such expenses.

An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than these record keeping and loan related expenses are generally paid by the Company.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

The following new accounting standards were adopted during 2015 and the effect of such adoption has been reflected in the Notes to Financial Statements.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 requires retrospective adoption and is effective for the Plan beginning January 1, 2016, with early adoption permitted. The Plan’s management believes this new standard simplifies disclosures related to investments and has elected to early adopt this ASU for 2015.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Part I eliminates the requirements to measure the fair value of fully-benefit responsive investment contracts (FBRICs) and provide certain disclosures. Contract value is the relevant measure for FBRICs. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value of general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III establishes a practical expedient to permit plans to measure investments and investment-related accounts as of a month end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month end. Parts I and III are not applicable to the Plan. ASU 2015-12 requires retrospective adoption and is effective for the Plan beginning December 15, 2015, with early adoption permitted. The Plan’s management believes this new standard simplifies disclosures related to investments and has elected to early adopt Part II for 2015.

3.	Related Party Transactions

Participants typically receive distributions in cash; however, they may elect to receive the amount that is invested in the Spectra Energy Common Stock Fund as of the date of distribution in whole shares of Spectra Energy common stock and cash for any fractional shares. In-kind distributions qualify as related party transactions. For the year ended December 31, 2015, in-kind distributions were $6.2 million for the Spectra Energy Common Stock Fund.

4.	Exempt Party-in-Interest Transactions

Fidelity Management Trust Company (Fidelity) is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $52 thousand for the year ended December 31, 2015.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 9.1 million and 8.5 million shares, respectively, which equates to 17.4 million and 16.5 million equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy common stock with a cost basis of $239.3 million and $225.0 million, respectively. During the year ended December 31, 2015, the Plan recorded related dividend income of $9.5 million. Additionally, the Plan maintains participant loans (see Note 1).

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

6.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2015 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC, and the Plan administrator and the Plan Sponsor’s legal counsel believe the Plan is being operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2012.

7.	Fair Value Measurements

Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The three levels of the fair value hierarchy are described as follows:

Level 1

Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Plan had no Level 3 assets at December 31, 2015 or 2014.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Shares of the money market fund and registered investment funds are valued at quoted market prices.

The Spectra Energy Common Stock fund is comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund. Investments in common collective investment trust funds are stated at fair values, which have been determined based on the net asset value of the funds. Net asset values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.

In accordance with ASU 2015-07, investments in the Spectra Energy Common Stock Fund and common collective investment trusts have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below include the major categories for equity securities on the basis of the nature and risk of the investments:

	December 31, 2015
	Level 1	Total
	(in thousands)
Investment
Money market fund	$58,980	$58,980
Registered investment funds	27,992	27,992

	$86,972	$86,972

Investments measured at net asset value:
Common stock fund		221,253
Common collective trust funds		287,028

Total assets at fair value		$595,253

	December 31, 2014
	Level 1	Total
	(in thousands)
Investment
Money market fund	$69,856	$69,856
Registered investment funds	66,894	66,894

	$136,750	$136,750

Investments measured at net asset value:
Common stock fund		313,680
Common collective trust funds		249,332

Total assets at fair value		$699,762

8.	NAV Per Share

The Plan’s investments for which fair values are estimated using NAV per share are summarized in the following tables:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
December 31, 2015
Spectra Energy Common Stock Fund (a)	$221,253	None	Immediate	None	None
Common collective trust funds:
Fixed Income Fund (Prudential) (b)	34,574	None	Immediate	None	None
S&P 500 Index Fund (BlackRock) (c)	57,518	None	Immediate	None	None
International Index Fund (BlackRock) (d)	2,005	None	Immediate	None	None
U.S. Large Cap Value Equity Fund (Robeco) (e)	33,618	None	Immediate	None	None
U.S. Large Cap Growth Index Fund (BlackRock) (f)	32,996	None	Immediate	None	None
U.S. Large Cap Value Index Fund (BlackRock) (g)	2,502	None	Immediate	None	None
U.S. Small Cap Growth Fund (Voya) (h)	4,996	None	Immediate	*	None
U.S. Small/Mid Cap Fund (Loomis Sayles) (i)	24,932	None	Immediate	None	None
U.S. Small/Mid Cap Index Fund (BlackRock) (j)	3,581	None	Immediate	None	None
Fixed Income Index Fund (BlackRock) (k)	7,440	None	Immediate	None	None
LifePath Funds (BlackRock) (l)	82,866	None	Immediate	None	None

Total common collective trust funds	$287,028

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
December 31, 2014
Spectra Energy Common Stock Fund (a)	$313,680	None	Immediate	None	None
Common collective trust funds:
S&P 500 Index Fund (BlackRock) (c)	57,416	None	Immediate	None	None
International Index Fund (BlackRock) (d)	1,071	None	Immediate	None	None
U.S. Large Cap Value Equity Fund (Robeco) (e)	36,820	None	Immediate	None	None
U.S. Large Cap Growth Index Fund (BlackRock) (f)	30,730	None	Immediate	None	None
U.S. Large Cap Value Index Fund (BlackRock) (g)	2,143	None	Immediate	None	None
U.S. Small Cap Growth Fund (Voya) (h)	4,506	None	Immediate	*	None
U.S. Small/Mid Cap Fund (Loomis Sayles) (i)	27,631	None	Immediate	None	None
U.S. Small/Mid Cap Index Fund (BlackRock) (j)	3,358	None	Immediate	None	None
Fixed Income Index Fund (BlackRock) (k)	5,908	None	Immediate	None	None
LifePath Funds (BlackRock) (l)	79,749	None	Immediate	None	None

Total common collective trust funds	$249,332

*	Subject to Fidelity Excessive Trading Policy (Policy). Under the Policy, participants are limited to one round trip (exchange in and out both in excess of $1,000 within 30 days) transaction in the fund within any rolling 90-day period, subject to an overall limit of four round-trip exchange transactions across all funds covered by the Policy over a rolling 12-month period.

(a)	The fund’s objective is to invest in Spectra Energy Corp as an indirect owner of its common stock.
(b)	The fund seeks to outperform the Barclays U.S. Aggregate Bond Index by 150 basis points over a full market cycle.
(c)	The fund’s objective is to provide long-term capital growth and income by attempting to provide investment results that track the performance of the Standard & Poor’s 500 (S&P 500) Index.
(d)	This is an index fund that seeks to match the performance of the Morgan Stanley International All Country World Index (ACWI) ex-U.S. IMI Index by investing in a portfolio of global equity securities that make up the index.
(e)	The fund seeks to provide long-term growth of capital, primarily through investments in equity securities.
(f)	This is an index fund that seeks to match the performance of the Russell 1000 Growth Index by investing in a portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total rate of return of the segment of the United States market for publicly traded equity securities represented by the 1,000 largest capitalized companies.
(g)	This is an index fund that seeks to match the performance of the Russell 1000 Value Index by investing in a portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total rate of return of the segment of the United States market for publicly traded equity securities represented by the 1,000 largest capitalized companies.
(h)	The investment objective of the fund is to outperform the Russell 2000 Growth Index over full market cycles while maintaining a market level of risk.
(i)	The fund seeks to generate a consistent, long-term investment performance superior to the Russell 2500 Index.
(j)	This is an index fund that seeks to match the performance of the Dow Jones U.S. Completion Total Stock Market Index by investing in a portfolio of equity securities that make up the index.
(k)	This is an index fund that seeks to match the performance of the Barclays U.S. Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.
(l)	These funds are set up in five year increments from 2020 to 2060 in 2015 (2020 to 2055 in 2014), with the intention that the participant purchase the fund dated nearest the year in with they plan to start withdrawing money from their account. Each fund’s objective is to maximize total return with a risk level that may be appropriate for the fund’s particular timeframe.

9.	Subsequent Events

The Plan’s management evaluated subsequent events through June 22, 2016, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

EIN: 20-5413139 PN: 002

	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	December 31, 2015
(a)			(d) Cost*	(e) Current Value
			(in thousands)
	Money Market Fund (Vanguard)	Money market fund		$58,980
	Registered Investment Funds:
	Emerging Markets Equity Fund (DFA)	Registered investment fund		1,288
	U.S. Small Cap Value Fund (American Beacon)	Registered investment fund		5,441
	International Fund (MFS)	Registered investment fund		21,263

	Total registered investment funds			27,992

	Common Collective Trust Funds:
	Fixed Income Fund (Prudential)	Common collective trust fund		34,574
	S&P 500 Index Fund (BlackRock)	Common collective trust fund		57,518
	International Index Fund (BlackRock)	Common collective trust fund		2,005
	U.S. Large Cap Value Equity Fund (Robeco)	Common collective trust fund		33,618
	U.S. Large Cap Growth Index Fund (BlackRock)	Common collective trust fund		32,996
	U.S. Large Cap Value Index Fund (BlackRock)	Common collective trust fund		2,502
	U.S. Small Cap Growth Fund (Voya)	Common collective trust fund		4,996
	U.S. Small/Mid Cap Fund (Loomis Sayles)	Common collective trust fund		24,932
	U.S. Small/Mid Cap Index Fund (BlackRock)	Common collective trust fund		3,581
	Fixed Income Index Fund (BlackRock)	Common collective trust fund		7,440
	LifePath Retirement Fund (BlackRock)	Common collective trust fund		8,430
	LifePath 2020 Fund (BlackRock)	Common collective trust fund		19,612
	LifePath 2025 Fund (BlackRock)	Common collective trust fund		16,975
	LifePath 2030 Fund (BlackRock)	Common collective trust fund		13,066
	LifePath 2035 Fund (BlackRock)	Common collective trust fund		5,870
	LifePath 2040 Fund (BlackRock)	Common collective trust fund		6,484
	LifePath 2045 Fund (BlackRock)	Common collective trust fund		5,460
	LifePath 2050 Fund (BlackRock)	Common collective trust fund		5,232
	LifePath 2055 Fund (BlackRock)	Common collective trust fund		1,709
	LifePath 2060 Fund (BlackRock)	Common collective trust fund		28

	Total common collective trust funds			287,028

	Spectra Energy Common Stock Fund
**	Spectra Energy Common Stock	Common stock		217,511
	Interest bearing cash	Interest bearing cash		3,742

	Total Spectra Energy common stock fund			221,253

	Total Investments			595,253

**	Spectra Energy Loan Fund – Participant Loans	Interest rates ranging from 3.25% to 10.50% maturing through 2030	-0-	8,400

				$603,653

*	Cost information is not required for participant-directed investments and therefore is not provided.
**	Party-in-interest (see Note 4).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Savings Plan

Date: June 22, 2016

	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and U.S. Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.